UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2001
OR
( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-9718

THE PNC FINANCIAL SERVICES GROUP, INC. INCENTIVE SAVINGS PLAN
(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.

(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(Address of its principal executive office)

REQUIRED INFORMATION

A. Financial Statements and Schedules **Page**

B. Exhibits

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
Fax: (412) 338-7380
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of
The PNC Financial Services Group, Inc.
Incentive Savings Plan:

We have audited the accompanying statement of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The PNC Financial Services Group, Inc. Incentive Savings Plan as of December 31, 2000 and for the year then ended were audited by other auditors whose report dated May 24, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at December 31, 2001, and (2) reportable transactions for the year ended December 31, 2001, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2002

ERNST & YOUNG

Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

To the Administrative Committee
of The PNC Financial Services Group, Inc.
Incentive Savings Plan

We have audited the accompanying statement of net assets available for benefits of The PNC Financial Services Group, Inc. Incentive Savings Plan as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 24, 2001

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
(Amounts in thousands)

	2001	2000
ASSETS:		
Investments at fair value:		
Investments in Mutual Funds	$ 319,570	$ -
Investments in Collective Funds	192,449	-
Investments in Master Trust	-	492,428
Participant Loans	28,899	28,285
Non-participant directed:		
Common stock	528,375	706,589
Total investments	1,069,293	1,227,302
Receivables:		
Accrued income	-	13
Total assets	1,069,293	1,227,315
LIABILITY:		
ESOP note payable	-	(8,833)
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,069,293	$ 1,218,482

See notes to financial statements.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(Amounts in thousands)

	2001	2000
ADDITIONS:		
Investment income (loss):		
Interest and dividends	$ 31,782	$ 41,103
Net realized and unrealized (depreciation) appreciation	(248,259)	230,715
Total investment (loss) income	(216,477)	271,818
Contributions:		
Employer	26,927	31,072
Employee	56,846	53,844
Rollover	3,605	3,195
Total contributions	87,378	88,111
Transfer from (to) affiliate plan	13,627	(739)
Transfer from merged plans	48,652	5,800
Other, net	1,106	480
Total	(65,714)	365,470
DEDUCTIONS:		
Payments to participants or beneficiaries	(82,580)	(81,844)
Interest expense	(483)	(904)
Administrative expense	(412)	(317)
Total deductions	(83,475)	(83,065)
NET (DECREASE) INCREASE	(149,189)	282,405
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,218,482	936,077
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 1,069,293	$ 1,218,482

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(Amounts in thousands, except for share information)

1. SIGNIFICANT ACCOUNTING POLICIES

Valuation – Marketable securities are stated at fair value. Securities are valued at the last public sale price of securities listed on the New York Stock Exchange. If no sales were reported, and in the case of securities traded over the counter, the last bid price at the close of business is used. The value of any security not listed or quoted on any exchange is determined by the last closing bid price, reference to the bid price of any published quotations in common use, or by the quotation of a reputable broker.

The fair value of the participation units in the collective funds and registered investment companies is based on quoted redemption values on the last business day of the plan year. Loans are valued at the amount of principal outstanding.

The PNC Financial Services Group, Inc. Incentive Savings Plan's (the "Plan") assets are concentrated in the stock and bond markets. Realization of the respective values is subject to the results of these markets.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates. The Plan utilizes various investment instruments including investments in mutual funds, common stock and collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Reclassification – The presentation of certain prior year amounts have been reclassified to conform with the current year presentation.

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the plan prospectus for a more complete description of the Plan's provisions.

The PNC Financial Services Group, Inc. ("PNC") is the sponsor of the Plan. The Plan covers substantially all eligible employees of PNC and certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan allows participants to contribute from 1% to 15% of their eligible compensation on a pretax basis according to Section 401(k) of the Internal Revenue Code ("IRC"). PNC matches 100% of employee contributions up to 6% of eligible compensation, subject to IRC limitations. Participants are immediately fully vested in their balances, including the employer contributions.

As of January 1, 2001, contributions made by employees of BlackRock, Inc. and its subsidiaries are matched in the form of BlackRock class A common stock.

Participants age 50 or older can choose to have their future matching contributions made in cash and invested in the other funds, rather than having their matching contributions made in PNC or BlackRock common stock. These participants can also convert previous matching contributions made in PNC or BlackRock common stock to other funds.

The Plan's loan feature allows participants to borrow against their account balance in accordance with the loan policies established by the Administrative Committee of the Plan. Under certain circumstances, the Plan permits withdrawals by participants.

Although it has not expressed an interest to do so, PNC has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The Plan includes a leveraged employee stock ownership plan ("ESOP"). In January 1990, the ESOP borrowed $140,000 from PNC Bank, N.A., a wholly-owned subsidiary of PNC, and purchased approximately 7,350,000 shares of PNC common stock through open market purchases. In December 1998, the balance of the remaining ESOP note was refinanced and the new note extended to 2002. The ESOP note was paid in full as of December 31, 2001, and all shares have been allocated. The unallocated shares of PNC common stock were pledged as security on the ESOP note. The ESOP shares were used to fund a portion of PNC's matching contributions to the Plan and an affiliated plan, the PNC Retirement Savings Plan ("RSP"), subject to certain limitations. During 2001 and 2000, $117 and $739, respectively, were transferred to the RSP to fund matching contributions. As a result of the sale of PNC's residential mortgage business during 2001, the RSP was merged into the Plan in September 2001.

PNC was obligated to make annual contributions sufficient to fund principal and interest payments on the ESOP note net of investment income and realized gains and losses in the unallocated ESOP fund. Shares of PNC common stock released to the Plan and RSP were 362,751 and 1,704, respectively, in 2001, and 335,868 and 14,136, respectively, in 2000.

The effective interest rate on the ESOP fixed rate note during 2001 was 5.46%.

Effective June 1, 2000, participants in the former Automated Business Development 401(k) Plan became eligible to participate in the Plan. Assets of approximately $1,857 from the Automated Business Development 401(k) Plan were merged into the Plan during September 2000. Effective August 5, 2000, certain participants in the Bank of Tokyo-Mitsubishi 401(k) Plan became eligible to participate in the Plan. Assets of approximately $3,943 from the Bank of Tokyo-Mitsubishi 401(k) Plan were merged into the Plan during October 2000. Effective October 28, 2000, participants in the former Univest Financial Group, LLC 401(k) Plan became eligible to participate in the Plan. Assets of approximately $965 from the Univest Financial Group, LLC 401(k) Plan were merged into the Plan during May 2001. Assets of approximately $47,687 from the First Data Corporation Incentive Savings Plan were merged into the Plan during March 2001. Assets of approximately $13,744 from the RSP were merged into the Plan during September 2001.

3. TRANSACTIONS WITH PARTIES-IN-INTEREST

PNC Bank, N.A. is the Plan's trustee. Investments under the Plan are participant-directed, except as otherwise noted. Investment options include various portfolios of the PNC Collective Funds and the BlackRock Funds, which are registered investment companies (mutual funds) from which PNC affiliates, including BlackRock, Inc. and PFPC Worldwide, Inc. and the affiliates receive compensation for providing services, such as investment advisory, custodial and transfer agency services, to the mutual funds. The Plan has not considered PNC contributions to the Plan or benefits paid by the Plan for participants as party-in-interest transactions.

4. INVESTMENTS

During 2000 and 2001 (through September 30, 2001), certain of the Plan's investments were held in a Master Trust, which was established on July 1, 1998 for the investment of assets of the Plan and the RSP. Each participating retirement plan had an undivided interest in the Master Trust. During 2001, assets of the RSP were merged into the Plan assets. At December 31, 2000, the Plan's interest in the net assets of the Master Trust was approximately 97%. Investment income and expenses were allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

The following table presents the fair value of investments in the Master Trust at December 31, 2000:

Investments at fair value:	
PNC Balanced Profile Fund	$ 14,886
PNC Aggressive Profile Fund	219,327
PNC Conservative Profile Fund	4,850
PNC Investment Contract Fund	1,950
BlackRock Money Market Portfolio	81,040
BlackRock Large Cap Value Equity Portfolio	14,860
BlackRock Index Equity Portfolio	55,486
BlackRock Small Cap Value Equity Portfolio	6,501
BlackRock International Equity Portfolio	8,501
BlackRock Small Cap Growth Equity Portfolio	24,514
BlackRock Core Bond Portfolio	60,855
BlackRock Large Cap Growth Equity Portfolio	5,540
BlackRock Mid Cap Growth Equity Portfolio	10,433
	$ 508,743

The following table presents income recorded by the Master Trust for the nine months ended September 30, 2001, and the year ended December 31, 2000:

	September 30, 2001	December 31, 2000
Net appreciation (depreciation) in fair value of investments:		
PNC Balanced Profile Fund	$ (3,182)	$ (564)
PNC Aggressive Profile Fund	(65,231)	(30,016)
PNC Conservative Profile Fund	(383)	121
PNC Investment Contract Fund	168	26
BlackRock Large Cap Value Equity Portfolio	(3,385)	83
BlackRock Index Equity Portfolio	(14,563)	(5,729)
BlackRock Small Cap Value Equity Portfolio	(741)	577
BlackRock International Equity Portfolio	(3,016)	(2,703)
BlackRock Small Cap Growth Equity Portfolio	(12,862)	(12,369)
BlackRock Core Bond Portfolio	2,498	2,986
BlackRock Large Cap Growth Equity Portfolio	(3,381)	(2,068)
BlackRock Mid Cap Growth Equity Portfolio	(5,403)	(5,250)
	(109,481)	(54,906)
Interest and dividend income	8,010	24,066
	$ (101,471)	$ (30,840)

The following table presents the fair value of investments in the Plan at December 31, 2001:

* PNC Financial Services Group, Inc. Common Stock	$ 525,006
* BlackRock Money Market Portfolio	96,815
PNC Balanced Profile Fund	16,691
* PNC Aggressive Profile Fund	164,010
PNC Conservative Profile Fund	6,565
PNC Investment Contract Fund	5,183
BlackRock Large Cap Value Equity Portfolio	22,087
* BlackRock Index Equity Portfolio	67,924
BlackRock Small Cap Value Equity Portfolio	12,315
BlackRock International Equity Portfolio	9,450
BlackRock Small Cap Growth Equity Portfolio	24,304
* BlackRock Core Bond Portfolio	69,785
BlackRock Large Cap Growth Equity Portfolio	6,362
BlackRock Mid Cap Growth Equity Portfolio	10,528
BlackRock Inc. Common Stock	3,369
Participant Loans	28,899
	$ 1,069,293

* The investments which exceed 5% of net assets available for benefits at December 31, 2001 are denoted by an asterisk.

The following table presents the components of net appreciation/(depreciation) by significant class of investment for year ended December 31, 2001:

PNC Financial Services Group, Inc. Common Stock	$ (167,007)
PNC Financial Services Group, Inc. Preferred Stock	(2)
PNC Balanced Profile Fund	(2,170)
PNC Aggressive Profile Fund	(49,175)
PNC Conservative Profile Fund	(204)
PNC Investment Contract Fund	227
BlackRock Large Cap Value Equity Portfolio	(2,679)
BlackRock Index Equity Portfolio	(8,020)
BlackRock Small Cap Value Equity Portfolio	(1,031)
BlackRock International Equity Portfolio	(2,430)
BlackRock Small Cap Growth Equity Portfolio	(9,736)
BlackRock Core Bond Portfolio	184
BlackRock Large Cap Growth Equity Portfolio	(2,636)
BlackRock Mid Cap Growth Equity Portfolio	(3,762)
BlackRock Inc. Common Stock	182
	$ (248,259)

Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows at December 31, 2001 and 2000:

	PNC Stock Fund	PNC Allocated ESOP Fund	PNC Unallocated ESOP Fund	BlackRock Stock Fund	Total
At December 31, 2001:					
Investments at fair value and net assets available for benefits	$ 299,749	$ 225,257	$ -	$ 3,369	$ 528,375
At December 31, 2000:					
Investments at fair value:					
The PNC Financial Services Group, Inc. common stock	$ 385,889	$ 294,072	$ 26,628	$ -	$ 706,589
Total investments	385,889	294,072	26,628	-	706,589
Accrued income	-	-	13	-	13
Total assets	385,889	294,072	26,641	-	706,602
ESOP note payable	-	-	(8,833)	-	(8,833)
Net assets available for benefits	$ 385,889	$ 294,072	$ 17,808	$ -	$ 697,769

	PNC Stock Fund	PNC Allocated ESOP Fund	PNC Unallocated ESOP Fund	BlackRock Stock Fund	Total
Net assets available for benefits at January 1, 2001	$ 385,889	$ 294,072	$ 17,808	$ -	$ 697,769
Additions:					
Interest and dividends	10,541	7,737	358	-	18,636
Contributions:					
Employer	21,391	-	-	3,218	24,609
Employee	6,335	-	-	-	6,335
Rollover	124	-	-	-	124
Deductions:					
Distributions to participants or beneficiaries	(20,150)	(15,090)	-	(30)	(35,270)
Administrative expense	(126)	(99)	-	-	(225)
Net transfers	(11,684)	(5,681)	-	-	(17,365)
ESOP activity:					
Interest expense	-	-	(483)	(1)	(484)
Transfer to affiliated plan	-	-	(117)	-	(117)
Other ESOP activity	-	16,179	(16,100)	-	79
Net realized and unrealized (depreciation) appreciation	(92,571)	(71,861)	(1,466)	182	(165,716)
Net assets available for benefits at December 31, 2001	$ 299,749	$ 225,257	$ -	$ 3,369	$ 528,375

	PNC Stock Fund	PNC Allocated ESOP Fund	PNC Unallocated ESOP Fund	Total
Net assets available for benefits at January 1, 2000	$ 241,282	$ 187,128	$ 14,972	$ 443,382
Additions:				
Interest and dividends	10,907	7,578	1,111	19,596
Contributions:				
Employer	29,161	-	-	29,161
Employee	7,396	-	-	7,396
Rollover	184	-	-	184
Deductions:				
Distributions to participants or beneficiaries	(20,002)	(13,779)	-	(33,781)
Administrative expense	(95)	(70)	-	(165)
Net transfers	(39,168)	(11,122)	-	(50,290)
ESOP activity:				
Interest expense	-	-	(904)	(904)
Transfer to affiliated plan	-	-	(739)	(739)
Other ESOP activity	-	10,092	(10,092)	-
Net realized and unrealized appreciation	156,224	114,245	13,460	283,929
Net assets available for benefits at December 31, 2000	$ 385,889	$ 294,072	$ 17,808	$ 697,769

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 22, 2002, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. SUBSEQUENT EVENTS

Effective January 1, 2002, the Plan allows participants to contribute from 1% to 20% of their eligible compensation on a pretax basis according to Section 401(k) of the IRC.

Effective January 1, 2002, the Plan allows participants age 50 or older to contribute up to an additional $1,000 of their eligible compensation on a pretax basis in accordance with the changes made by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") to Section 401(k) of the IRC.

Effective January 1, 2002, the Plan allows participants to elect to receive dividends paid on their shares of PNC common stock held in the Plan either as a direct cash payment or reinvested in PNC common stock within the Plan.

* * * * * *

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001
(Amounts in thousands, except for share information)

	Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
	Corporate Common Stock:			
*	PNC Financial Services Group, Inc. Common Stock	5,333,580 shares	$ 195,335	$ 299,749
*	ESOP-PNC Financial Services Group, Inc. Common Stock	4,008,137 shares	131,227	225,257
*	BlackRock, Inc. Common Stock Fund	80,779 shares	3,186	3,369
	Shares of an Investment Company:			
*	BlackRock Money Market Portfolio	95,664,775 shares	96,829	96,815
*	BlackRock Core Bond Portfolio	7,209,143 shares	70,193	69,785
*	BlackRock Index Equity Portfolio	3,073,497 shares	75,149	67,924
*	BlackRock Small Cap Growth Equity Portfolio	1,836,995 shares	40,551	24,304
*	BlackRock Large Cap Value Equity Portfolio	1,702,945 shares	24,853	22,087
*	BlackRock Small Cap Value Equity Portfolio	789,441 shares	12,860	12,315
*	BlackRock International Equity Portfolio	1,088,712 shares	13,322	9,450
*	BlackRock Mid Cap Growth Equity Portfolio	1,192,284 shares	17,436	10,528
*	BlackRock Large Cap Growth Equity Portfolio	614,708 shares	10,022	6,362

* Party-in-interest.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001
(Amounts in thousands, except for share information)

Identity of Issuer, Borrower, or Similar Entity	Description of Investment	Cost	Fair Value
Other Investments:			
* Loan Fund -Various participants	Participant loans with range of interests rates of 5%-12.40% and maturities ranging from 12 to 180 months.	$ 28,899	$ 28,899
Common/Collective Funds:			
* PNC Conservative Profile Fund	357,270 shares	6,545	6,565
* PNC Balanced Profile Fund	914,208 shares	18,121	16,691
* PNC Aggressive Profile Fund	8,978,480 shares	190,657	164,010
* PNC Investment Contract Fund	2,186,841 shares	4,977	5,183
Total		$ 940,162	$ 1,069,293

* Party-in-interest.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN

SCHEDULE H, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001
(Amounts in thousands, except for share information)

SERIES OF TRANSACTIONS, WHICH WHEN AGGREGATED, EXCEED 5% OF BEGINNING NET ASSETS

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Loss
COMMON STOCK:					
The PNC Financial Services Group, Inc.					
1,306,024 shares	$ 80,437	$ -	$ 80,437	$ 80,437	$ -
1,270,776 shares	-	70,959	92,846	70,959	(21,887)
BLACK ROCK MONEY MARKET PORTFOLIO #1:					
45,489,466 shares	45,489	-	45,489	45,489	-
28,271,640 shares	-	28,271	28,271	28,271	-

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PNC FINANCIAL SERVICES GROUP, INC.
INCENTIVE SAVINGS PLAN
(Name of Plan)

Date: June 28, 2002

By: James S. Gehlke
Plan Manager/Administrator

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP filed herewith.
23.2	Consent of Ernst & Young LLP filed herewith.
99	Internal Revenue Service Letter dated April 22, 2002 filed herewith.

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-25140, 333-03901 and 333-65042 of The PNC Financial Services Group, Inc. on Form S-8 of our report dated June 26 2002, appearing in the Annual Report on Form 11-K of The PNC Financial Services Group, Inc. Incentive Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

June 28, 2002
Pittsburgh, Pennsylvania

Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 333-03901, 333-65042, 33-25140) pertaining to The PNC Financial Services Group, Inc. Incentive Savings Plan of our report dated May 24, 2001, with respect to the financial statements of The PNC Financial Services Group, Inc. Incentive Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2000.

Ernst + Young LLP

Pittsburgh, Pennsylvania
June 28, 2002

Exhibit 99

INTERNAL REVENUE SERVICE
P.O. BOX 2508
CINCINNATI, OH 45201

DEPARTMENT OF THE TREASURY

Date: 22 APR 2002

Employer Identification Number:
25-14335979

PNC Financial Services Group Inc
c/o Kathryn A. English
Eckert Seamans Cherin & Mellott LLC
600 Grant Street 44th Flr
Pittsburgh, PA 15219

DLN:
17007008032022
Person to Contact:
THOMAS SCHUTZMAN ID#11325
Contact Telephone Number:
(877) 829-5500
Plan Name:
THE PNC FINANCIAL SERVICES GROUP INC
INCENTIVE SAVINGS PLAN

Plan Number: 001

Dear Applicant:

We have made a favorable determination on the plan identified above based on the information you have supplied. Please keep this letter, the application forms submitted to request this letter and all correspondence with the Internal Revenue Service regarding your application for a determination letter in your permanent records. You must retain this information to preserve your reliance on this letter.

Continued qualification of the plan under its present form will depend on its effect in operation. See section 1.401-1(b)(3) of the Income Tax Regulations. We will review the status of the plan in operation periodically.

The enclosed Publication 794 explains the significance and the scope of this favorable determination letter based on the determination requests selected on your application forms. Publication 794 describes the information that must be retained to have reliance on this favorable determination letter. The publication also provide [sic] examples of the effect of a plan's operation on its qualified status and discusses the reporting requirements for qualified plans. Please read Publication 794.

This letter relates only to the status of your plan under the Internal Revenue Code. It is not a determination regarding the effect of other federal or local statutes.

This determination is subject to your adoption of the proposed amendments submitted in your letter dated April 15, 2002. The proposed amendments should be adopted on or before the date prescribed by the regulations under Code section 401(b).

This determination letter is applicable for the amendment(s) executed on December 20, 2001.

This plan satisfies the requirements of Code section 4975(e)(7).

PNC FINANCIAL SERVICES GROUP INC

This letter considers the changes in qualification requirements made by the Uruguay Round Agreements Act, Pub. L. 103-465, the Small Business Job Protection Act of 1996, Pub. L. 104-188, the Uniformed Services Employment and Reemployment Rights Act of 1994, Pub. L. 103-353, the Taxpayer Relief Act of 1997, Pub. L. 105-34, the Internal Revenue Service Restructuring and Reform Act of 1998, Pub. L. 105-206, and the Community Renewal Tax Relief Act of 2000, Pub. L. 106-554.

This letter may not be relied on with respect to whether the plan satisfies the requirements of section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001, Pub. L. 107-16.

The requirements for employee benefits plans to file summary plan descriptions (SPD) with the U.S. Department of Labor was eliminated effective August 5, 1997. For more details, call 1-800-998-7542 for a free copy of the SPD card.

We have sent a copy of this letter to your representative as indicated in the power of attorney.

If you have questions concerning this matter, please contact the person whose name and telephone number are shown above.

Sincerely yours,

s/Paul T. Schultz
Director
Employee Plans Rulings & Agreements

Enclosures:
Publication 794